EXHIBIT 99.2

PACIFIC THERAPEUTICS LTD.

MANAGMENTS’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Six-Months Ended June 30, 2013

Overview

This MD&A has been prepared as of August 29, 2013 and the following information should be read in conjunction with the Issuer’s un-audited financial statements for the quarter ended June 30, 2013 together with the notes thereto. The Issuer’s financial statements for the period have been prepared in accordance with International Financial Reporting Standards (IFRS). All dollar amounts are expressed in Canadian dollars unless otherwise noted.

This discussion contains forward-looking statements that involve certain risks and uncertainties. Statements regarding future events, expectations and beliefs of management and other statements that do not express historical facts are forward-looking statements. In this discussion, the words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “potential” and similar expressions, as they relate to the Issuer, its business and management, are intended to identify forward looking statements. The Issuer has based these forward-looking statements largely on its current expectations and projections about future events and financial trends affecting the financial condition of the business. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.

Except as may be required by applicable law or stock exchange regulation, the Issuer undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements. If the Issuer updates one or more forward-looking statements, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements. Additional information relating to the Issuer, is available by accessing the SEDAR website at www.sedar.com.

Business Overview and Strategy

The Issuer is a development stage specialty pharmaceutical company. The Issuer is focused on developing late stage clinical therapies and in-licensed novel compounds for Fibrosis indications. The Issuer’s lead compound PTL-202 is a combination of already approved drugs with a well established safety profile. The Issuer’s pipeline includes PTL-303, a novel drug for the treatment of Liver Cirrhosis.  PTL-303 has shown efficacy in cellular assays.

The Issuer will continue to operate virtually, outsourcing all non-core activities such as pre-clinical research and clinical trials and manufacturing. The Issuer will continue to build core skills in managing clinical development of therapies, licensing and commercialization. The Issuer will use its skills, taking in-licensed approved and late stage drug candidates through final human clinical trials for rare fibrosis indications including Idiopathic Pulmonary Fibrosis, Liver Cirrhosis, Scleroderma Associated Pulmonary Fibrosis, Lung Transplant Rejection and others. The Issuer’s strategy is to sell or out-license its product candidates and technologies after completing Phase 2 clinical trial proof of principal studies. At this stage of development the value of product candidates has been maximized in relation to the capital spent to develop them.

Overall Performance

The Issuer will continue to operate virtually, outsourcing all non-core activities such as pre-clinical research and clinical trials and manufacturing.

Corporate Highlights

In the first six months of 2013 the Issuer accomplished the following milestones,

•
January 18, the issuer announced the extension of the expiry dates of 3,133,334 outstanding common share purchase warrants (the “Warrants”) of the Company, which were issued in connection with the Company’s Irrevocable Subscription Agreement financing in 2011 as well as a private placement on February 28, 2011. Each Warrant originally issued on January 31, 2011 and May 16 2011, as amended, entitles the holder thereof to purchase one common share of the Company at any time until the close of business on January 31, 2014 and May 14, 2014 respectively at the original exercise price of $0.15 per common share. Each Warrant originally issued on February 28, 2011, as amended, entitles the holder thereof to purchase one common share of the Company at any time until the close of business on February 28, 2014 at the original exercise price of $0.25 per common share. The Warrants will be amended, effective January 18, 2013. All other provisions of the Warrants will remain the same.

•
February 4, 2013 the Issuer announced that its license agreement with Dalhousie University has been terminated. The intellectual property covered by the agreement no longer fits the Company’s intellectual property strategy. In addition Termination of the agreement will save the Company patent maintenance costs and $7,500 per year in annual license fees and potential other payments of $850,000.

•
February 12, 2013 the Issuer announced the closing the first tranche of a previously announced $100,000 private placement. The Issuer has issued 1,800,000 units for total proceeds of $90,000. Each unit consists of a common share and a half warrant. A whole warrant may be exercised to purchase a common share for $0.22 for up to two years from the closing date.

•	May 1, 2013 the Issuer closed the second tranche of a previously announced $200,000 private placement.

The Issuer has issued 2,200,000 units for total proceeds of $110,000. Each unit consists of a common share and a half warrant. A whole warrant may be exercised to purchase a common share for $0.22 for up to two years from the closing date.

Selected Financial Information

The financial information reported here has been prepared in accordance with IFRS. The Issuer uses the Canadian dollar (CDN) as its reporting currency. Selected un-audited financial data for interim  operations of the Issuer for the three months ended June 30, 2013 and June 30, 2012 is presented below:

Selected Statement of Operations Data

Period ended	Three Months ended June 30, 2013	Three Months ended June 30, 2012	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012
Total revenues	$Nil	$Nil	$Nil	$Nil
Net and Comprehensive loss	$(152,648)	$(89,056)	$(327,183)	$(236,193)
Basic loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Diluted loss per share (Unaudited)	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Weighted average shares	25,861,550	21,232,557	24,700,637	21,133,116

The net loss and comprehensive loss from operations of $327,183 for the six months ended June 30, 2013 increased when compared to the loss and comprehensive loss from operations of $236,193 for the six  months ended June 30, 2012.  The increased loss is largely due to an increase in advertising and promotion expense of $31,579, an increase in Investor relations expense of $29,300 and an increase of stock based compensation and wages of $47,800 in the six month period ended June 30, 2013 as compared to the six month period ended June 30, 2012.

Selected Balance Sheet Data

Period ended	June 30, 2013	June 30, 2012
Cash & Equivalents	$1,927	$2,486
Current assets	$21,903	$102,922
Property and equipment (net of depreciation)	$3,155	$5,453
Patents & Licenses (net of amortization)	$53,335	$88,716
Total Assets	$78,413	$197,091
Current liabilities	$645,840	$468,128
Non-Current liabilities	$Nil	$Nil
Total liabilities	645,840	$468,128
Working Capital	$(567,427)	$(365,206)

Cash and equivalents decreased in the first six months by $7,927 from $9,854 on December 31, 2012 to $1,927 as of June 30, 2013. Prepaid expenses decreased by $81,244 from $97,444 on December 31, 2012 to $16,200 as of June 30, 2013. This decrease was due to a media promotion and advertising contract not being renewed.

Comparison of the Quarters ending June 30, 2013 and June 30, 2012

Results of Operations

The net loss and comprehensive loss from operations of $152,648 for the quarter ended June 30, 2013 increased when compared to the loss and comprehensive loss from operations of $86,056 for the quarter ended June 30, 2012.  The increased loss is largely due to an increase in advertising and promotion, investor relations, stock based compensation and wage expenses in the quarter ended June 30, 2013 as compared to the quarter ended June 30, 2012.

The net loss and comprehensive loss from operations of $327,183 for the six months ended June 30, 2013 increased when compared to the loss and comprehensive loss from operations of $236,193 for the six  months ended June 30, 2012.  The increased loss is largely due to an increase in advertising and promotion, investor relations, stock based compensation and wage expenses in the quarter ended June 30, 2013 as compared to the quarter ended June 30, 2012.

During the quarter ended June 30, 2013, The Issuer has issued 2,200,000 units for total proceeds of $110,000. Each unit consists of a common share and a half warrant. A whole warrant may be exercised to purchase a common share for $0.22 for up to two years from the closing date.

Revenues

As the focus of management during the first six months of 2013 was on preparing for the next clinical trial of PTL-202 and the Issuer has no marketable products no revenues were realized.

The Issuer has no drug therapies approved or for sale and has not generated any revenue from the sale of drug therapies.  The Issuer has not recognized any revenue since inception through June 30, 2013.  The Issuer does not expect to receive any revenues until after the completion of the Phase 2 trial of PTL-202. The Issuer expects to complete this trial by the end of 2015.

The Issuer’s revenues will be earned through upfront payments from licenses, milestone payments included in-licenses and royalty income from licenses.  The Issuer’s revenues will depend on out licensing the Issuer’s drug candidates to suitable development and commercialization partners and its partners’ abilities to successfully complete clinical trials and commercialize the Issuer’s drug candidates worldwide.

Research & Development Expense

Research and development expense consists primarily of salaries for management of research contracts and research contracts for pre-clinical studies, clinical studies and assay development as well as the development of clinical trial protocols and application to government agencies to conduct clinical trials, including consulting services fees related to regulatory issues and business development expenses related to the identification and evaluation of new drug candidates. Research and development costs are expensed as they are incurred.

	Three Months ended March 31 , 2013	Three Months ended March 31, 2012	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012
Research and Development Expenses
Personnel, Consulting, and Stock-based Compensation	$Nil	$Nil	$Nil	$nil
License Fees and Subcontract research	Nil	10,315	Nil	10,315
Facilities and Operations	Nil	Nil	Nil	Nil
Less: Government contributions	Nil	(6,508)	Nil	(6,508)
Total	$Nil	$3,807	$Nil	$3,807

The decrease in R&D expenses in the six months ended June 30, 2013 compared to the six months ended June 30, 2012 is a reflection of the Issuer’s contributions to the development and commercialization agreement with IntelGenx in the six months ended June 30, 2012. The Issuer’s R&D efforts in the six months ended June 30, 2012 were focused on completion of the formulation of PTL-202 under thee IntelGenx Development and Commercialization Agreement. Since the signing of the Development and Commercialization Agreement, IntelGenx has been working on the formulation of PTL-202.

For the six months ended June 30, 2012 research and development costs were $3,807 and for the six  months ended June 30, 2012 research and development costs were $Nil. The research and development costs for the three months ended June 30, 2012 were composed of $10,315 that was paid to IntelGenx under the development and commercialization agreement. This expense was offset by a $6,508 government grant.

The Issuer has substantial completed the formulation, drug/drug interaction study of PTL-202, analyzing the blood samples and analyzing the data in 2012.  The Issuer’s clinical development studies and regulatory considerations relating to PTL-202 are subject to risks and uncertainties that may significantly impact its expense estimates and development schedules, including:

•	the scope, rate of progress and cost of the development of PTL-202;
•	uncertainties as to future results of the drug/drug interaction study of PTL-202;
•	uncertainties as to future results of the formulation development and pilot study of PTL-202;
•	the issuers ability to enroll subjects in clinical trials for current and future studies;
•	the Issuer’s ability to raise additional capital; and
•	the expense and timing of the receipt of regulatory approvals.

In addition to the formulation and clinical development plans for PTL-202 the Issuer may begin development of PTL-303 for the treatment of Liver Cirrhosis. The Issuer will only be able to begin development of PTL-303 if additional funds are available. There is no guarantee that these funds will be available to the Issuer and, if they are available, they may not be available on acceptable terms. Development of PTL-303 may significantly impact the Issuer’s expense projections and development timelines.

General and Administrative Expenses

General and administrative costs consist primarily of personnel related costs, non-intellectual property related legal costs, accounting costs and other professional and administrative costs associated with general corporate activities.

During the six months ended June 30, 2013 total general and administrative costs were $269,572 as compared to the six months ended June 30, 2012 were the total general and administrative costs were $151,473. The increased expense for the six months ended June 31, 2012 is due to an increase in investor relations activities, stock based compensation and wages.

During the three months ended June 30, 2013 total general and administrative costs were $157,397 as compared to the three months ended June 30, 2012 were the total general and administrative costs were $82,736. The increased expense for the three months ended June 31, 2013 is due to an increase in investor relations activities, stock based compensation and wages.

During 2013 and beyond, as PTL-202 begins clinical development and as operations are developed to move PTL-202 and other drug candidates through the clinical trial process, general and administrative expenses will increase. Increases in personnel costs, professional fees and expenses related to additional equipment will make up a significant portion of these planned expenditures.

Intellectual Property and Intangible Assets

All license and option fees paid to licensors for intellectual property licenses are accrued to intangible assets on the Issuer’s financial statements.  In addition, any expenses for intellectual property protection including patent lawyers services fees and any filing fees with government agencies or the WIPO are accrued to intangible assets.

Interest Expense/(Income)

The interest expense in the six months ended June 30, 2013 was $1,800 (June 30, 2012 – $84,720). The interest expense decrease was due to elimination of the interest expense related to the Irrevocable Subscription Agreements which were cancelled during the quarter ended March 31, 2012.

The interest expense in the three months ended June 30, 2013 was $900 (June 20, 2011 – $6,320).

Profits

At this time, the Issuer is not anticipating profit from operations.  Until such time as the Issuer is able to realize profits from the out licensing of products under development, the Issuer will report an annual deficit and quarterly deficit and will rely on its ability to obtain equity/or debt financing to fund on-going operations. For information concerning the business of the Issuer, please see “Business Overview and Strategy”.

Stock Based Compensation

For the six months ended June 30, 2013 stock based compensation was $34,847 (June 30, 2012 - $11,564). $6,542 of stock based compensation is attributable to 100,000 options issued March 1, 2012 which vested immediately. $5,022 of stock based compensation is attributable to 75,000 previously issued options that vested on March 5, 2012.

For the three months ended June 30, 2013 stock based compensation was $34,847 (June 30, 2012 - $Nil).

Selected Quarterly Information

Period ended	There Months ended June 30, 2013	Three Months ended March 31, 2013	Three Months ended December 31, 2012	Three Months ended September 30, 2012
Total revenues	Nil	Nil	Nil	Nil
Net and Comprehensive loss	(152,648)	(174,534)	(205,919)	(163,356)
Basic loss per share	(0.01)	(0.01)	(0.01)	(0.01)
Diluted loss per share (Unaudited)	(0.01)	(0.01)	(0.01)	(0.01)
Weighted average shares	2,5861,550	23,526,825	21,637,193	21,906,862
Cash	1,927	7,220	9,854	36,004
Restricted Cash	Nil	Nil	Nil	Nil
Total Assets	78,413	121,075	206,533	280,629
Non-Current Liabilities	Nil	Nil	Nil	Nil

Period ended	There Months ended June 30, 2012	Three Months ended March 31, 2012	Three Months ended December 31, 2011	Three Months ended September 30, 2011
Total revenues	$Nil	$Nil	$Nil	$Nil
Net and Comprehensive loss	$(89,056)	$(147,137)	$(210,252)	$(115,111)
Basic loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Diluted loss per share (Unaudited)	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Weighted average shares(1)	21,232,577	20,966,447	18,172,472	17,281,647
Cash	$2,486	$7,221	$6,094	$4,720
Restricted Cash	$Nil	$Nil	$300,000	$375,000
Total Assets	$197,091	$119,505	$422,078	$495,078
Non-Current Liabilities	$Nil	$411,387	$406,416	$631,640

Liquidity and Capital Resources

At June 30, 2013, the Issuer had cash and cash equivalents of $1,927 (December 31, 2012 - $9,854) and a working capital deficiency of $(567,427), (December 31, 2012 – $(529,416)).  Working capital is defined current assets less current liabilities.

The Issuer’s cash inflows from financing activities comprised proceeds from issue of shares, warrants and promissory note during the first six  months ended June 30, 2013 totalling $111,343 (June 30, 2012 – $156,401).

Cash utilized in operating activities during the six months ended June 30, 2013 was $115,052 (June 30, 2012 –$160,009). This difference was mostly due to an decrease in amortization of the deemed discounts of the irrevocable subscription agreements of $81,749 that were cancelled during the first quarter of 2012.

At June 30, 2013, share capital was $2,168,779 comprising 26,586,825  issued and outstanding Common Shares and $Nil issued and outstanding  Series II Preferred Shares (December 31, 2012 – $1,995,716  comprising 22,586,825 issued and outstanding Common Shares and Nil issued and outstanding Class B Preferred  Series II shares, and Nil Class B Series I preferred shares).

Contributed Surplus at June 30, 2013 is $252,995 (December 31, 2012 – $206,212). An increase in contributed surplus of $34,847of stock based compensation is attributable to 350,000 options issued April 5, 2013which vested immediately.

As a result of the net loss for the period ending June 30, 2013 of $3267,183 (June 30, 2012 – $236,193), the deficit at June 30, 2013 increased to $2,990,101 from $2,662,918 as at December 31, 2012.

At present, the Issuer’s operations do not generate cash inflows and its financial success after June 30, 2013 is dependent on management’s ability to continue to obtain sufficient funding to sustain operations through the development stage and successfully bring the Issuer’s technologies to the point that they may be out licensed so that the Issuer achieves profitable operations.   The research and development process can take many years and is subject to factors that are beyond the Issuer’s control.

In order to finance the Issuer’s future research and development and to cover administrative and overhead expenses in the coming years the Issuer may raise money through equity sales.  Many factors influence the Issuer’s ability to raise funds, including the Issuer’s track record, and the experience and calibre of its management.  Actual funding requirements may vary from those planned due to a number of factors, including the progress of research activities.  Management believes it will be able to raise equity capital as required in the long term, but recognizes there will be risks involved that may be beyond their control.  Should those risks fully materialize, it may not be able to raise adequate funds to continue its operations.

Off Balance Sheet Arrangements

There are currently no off balance sheet arrangements which could have an effect on current or future results or operations or the financial condition of the company.

Transactions with Related Parties

•	Accounting fees were paid to Derick Sinclair the company’s Chief Financial Officer and a shareholder of $16,500 during the 6 months ended June 30, 2012.

•	Salaries, directors fees and other benefits paid during the first six months of 2012 totaled $109,847.

•	Amounts in accounts payable and accrued liabilities owing to a consultant and director of the Company for legal fees as at June 30, 2013 $8,575 (June 30, 2012, $18,575).

•	Amount in accounts payable and accrued liabilities owing to a shareholder and director of the Company for unpaid salary and expenses as of June 30, 2013 $181,167 (June 30, 2012, $100,798)

•	Amounts in accounts payable and accrued liabilities owing to a shareholder of the Company for accounting fees as of June 30, 2013 $42,417 (June 30, 2012, $22,917)

Subsequent Events

Proposed Transactions

As at the date of this MD&A there are no transactions currently contemplated by the Issuer.

Changes in Accounting Policies including Initial Adoption

The Issuer has adopted IFRS as discussed in the “Annual MD&A  for the years ended December 31, 2010 - Changes in Accounting Policies including Initial Adoption – International Financial Reporting Standards (“IFRS”)”

Financial Instruments and Other Instruments

The Issuer’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, amounts due to shareholders, irrevocable subscriptions and Class B Series I Preferred Shares.  Unless otherwise noted, it is management’s opinion that the Issuer is not exposed to significant interest, currency or credit risks arising from financial instruments.  Amounts due to shareholders, irrevocable subscriptions and Class B Series I Preferred Shares are classified as financial liabilities and are carried at amortized cost. The fair value of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximates their carrying value due to their short-term maturity or capacity for prompt liquidation.

Disclosure of Outstanding Share Data

As at June 30, 2013, the Issuer had an unlimited number of authorized common shares with 26,586,825 common shares issued and outstanding.

As at June 30, 2013 the issuer had 2,025,000 options outstanding. Each option entitles the holder to purchase one additional common share at exercise prices ranging from $0.10 to $0.27 and expiry dates range from October 14, 2014 to April 4, 2018.

As at June 30, 2013 the Issuer had 7,772,059 warrants outstanding. The following table shows the details for the outstanding warrants.

Description of Security (include conversion / exercise terms, including conversion / exercise price)	Number of convertible / exchangeable securities outstanding	Number of listed securities issuable upon conversion / exercise
2011 bonus warrants issued as an inducement for the Irrevocable Subscription Agreements, 1 whole warrant per unit exercisable at $0.15 up until January 31, 2014	2,333,334	2,333,334
2011 Unit warrants, 1 whole warrant per unit exercisable at $0.15 up until January 31, 2014	140,000	140,000
2011 Unit warrants, 1 whole warrant per unit exercisable at $0.15 up until February 28, 2013	60,000	60,000
2011 bonus warrants issued as an inducement for the Irrevocable Subscription Agreements, 1 whole warrant per unit exercisable at $0.15 up until May 16, 2014	600,000	600,000
Preferred shares series 2 warrants, 1 whole warrant per unit exercisable at $0.15 up until October 31, 2013	602,222	602,222
2012 Unit Warrants, 1 whole warrant per unit exercisable at $0.22 up until June 20, 2014	732,670	732,670
2012 Finder Warrants, 1 whole warrant per unit exercisable at $0.22 up until June 19, 2014	56,666	56,666
2012 Unit Warrants 1 whole warrant per unit exercisable at $0.22 up until September 21, 2014	747,166	747,166
2012 Unit Warrants 1 whole warrant per unit exercisable at $0.22 up until September 24, 2014	200,000	200,000
2013 Unit Warrants 1 whole warrant per unit exercisable at $0.22 up until February 15, 2015	1,000,000	1,000,000
2013 Unit Warrants 1 whole warrant per unit exercisable at $0.22 up until May 1, 2015	1,300,000	1,300,000